Exhibit 99.2


SNH
LISTED
NYSE

Senior Housing Properties Trust

First Quarter 2016

Supplemental Operating and Financial Data


SNH

The Forum at Deer Creek, Deerfield Beach, FL
Independent Living Facility
Operator: Five Star Senior Living
Living Units: 291

All amounts in this report are unaudited.


SNH

TABLE OF CONTENTS


SNH

WARNING CONCERNING
FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE", "MAY" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR POLICIES AND PLANS REGARDING INVESTMENTS, FINANCINGS AND DISPOSITIONS,
- OUR ABILITY TO RAISE DEBT OR EQUITY CAPITAL,
- OUR ABILITY TO RETAIN OUR EXISTING TENANTS, ATTRACT NEW TENANTS AND MAINTAIN OR INCREASE CURRENT RENTAL RATES,
- THE CREDIT QUALITIES OF OUR TENANTS,
- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,
- OUR ACQUISITIONS AND SALES OF PROPERTIES,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR ABILITY TO APPROPRIATELY BALANCE OUR DEBT AND EQUITY CAPITAL,
- OUR CREDIT RATINGS,
- OUR EXPECTATION THAT WE BENEFIT FROM OUR OWNERSHIP OF THE RMR GROUP INC., OR RMR INC.,
- OUR EXPECTATION THAT WE BENEFIT FROM OUR OWNERSHIP OF AFFILIATES INSURANCE COMPANY, OR AIC, AND OUR PARTICIPATION IN INSURANCE PROGRAMS ARRANGED BY AIC,
- OUR QUALIFICATION FOR TAXATION AS A REAL ESTATE INVESTMENT TRUST, OR REIT,
- OUR BELIEF THAT THE AGING U.S. POPULATION WILL INCREASE THE DEMAND FOR EXISTING SENIOR LIVING COMMUNITIES,
- OUR BELIEF THAT FIVE STAR QUALITY CARE, INC., OR FIVE STAR, OUR FORMER SUBSIDIARY, WHICH IS OUR LARGEST TENANT AND WHICH MANAGES CERTAIN OF OUR SENIOR LIVING COMMUNITIES FOR OUR ACCOUNT, HAS ADEQUATE FINANCIAL RESOURCES, LIQUIDITY AND ABILITY TO MEET ITS OBLIGATIONS TO US AND TO MANAGE OUR SENIOR LIVING COMMUNITIES SUCCESSFULLY, AND
- OTHER MATTERS.


SNH

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FUNDS FROM OPERATIONS, OR NORMALIZED FFO, NET OPERATING INCOME, OR NOI, CASH BASIS NOI, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS AND MANAGERS,
- THE IMPACT OF THE PATIENT PROTECTION AND AFFORDABLE CARE ACT, AS AMENDED BY THE HEALTH CARE AND EDUCATION RECONCILIATION ACT, OR COLLECTIVELY, THE ACA, AND OTHER EXISTING OR PROPOSED LEGISLATION OR REGULATIONS ON US, ON OUR TENANTS AND MANAGERS AND ON THEIR ABILITY TO PAY OUR RENTS AND RETURNS,
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR RELATED PARTIES, INCLUDING OUR MANAGING TRUSTEES, FIVE STAR, THE RMR GROUP LLC, OR RMR LLC, RMR INC., AIC, D&R YONKERS LLC, SELECT INCOME REIT, OR SIR, AND OTHERS AFFILIATED WITH THEM,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY FOR TAXATION AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,
- COMPETITION WITHIN THE HEALTHCARE AND REAL ESTATE INDUSTRIES, AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

- FIVE STAR IS OUR LARGEST TENANT AND MANAGES CERTAIN OF OUR SENIOR LIVING COMMUNITIES FOR OUR ACCOUNT AND IT MAY EXPERIENCE FINANCIAL DIFFICULTIES AS A RESULT OF A NUMBER OF FACTORS, INCLUDING BUT NOT LIMITED TO:
  - CHANGES IN MEDICARE AND MEDICAID PAYMENTS, INCLUDING THOSE THAT MAY RESULT FROM THE ACA AND OTHER EXISTING OR PROPOSED LEGISLATION OR REGULATIONS, WHICH COULD RESULT IN REDUCED RATES OR A FAILURE OF SUCH RATES TO COVER FIVE STAR'S COSTS,
  - CHANGES IN REGULATIONS AFFECTING FIVE STAR'S OPERATIONS,
  - CHANGES IN THE ECONOMY OR GOVERNMENTAL POLICIES WHICH REDUCE THE DEMAND FOR THE SERVICES FIVE STAR OFFERS,
  - INCREASES IN INSURANCE AND TORT LIABILITY COSTS,
  - INEFFECTIVE INTEGRATION OF NEWLY ACQUIRED LEASED OR MANAGED SENIOR LIVING COMMUNITIES,
  - INSUFFICIENT ACCESS TO CAPITAL AND FINANCING, AND
  - POTENTIAL MATERIAL WEAKNESSES IN ITS INTERNAL CONTROLS,
- IF FIVE STAR'S OPERATIONS REMAIN UNPROFITABLE, FIVE STAR MAY BECOME UNABLE TO PAY OUR RENTS AND WE MAY NOT RECEIVE OUR EXPECTED RETURN ON OUR INVESTED CAPITAL OR ADDITIONAL AMOUNTS FROM OUR SENIOR LIVING COMMUNITIES THAT ARE MANAGED BY FIVE STAR,
- OUR OTHER TENANTS MAY EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS,
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,
- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS TO OUR SHAREHOLDERS AND TO MAKE PAYMENTS OF PRINCIPAL AND INTEREST ON OUR INDEBTEDNESS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS, THE CAPITAL COSTS WE INCUR TO LEASE AND OPERATE OUR PROPERTIES AND WORKING CAPITAL REQUIREMENTS. WE MAY BE UNABLE TO PAY OUR DEBT OBLIGATIONS OR TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON SHARES AND FUTURE DISTRIBUTIONS MAY BE REDUCED OR ELIMINATED,
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND ARRANGE FOR THEIR PROFITABLE OPERATION OR LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES,
- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE,
- CONTINGENCIES IN OUR ACQUISITION AND SALE AGREEMENTS MAY NOT BE SATISFIED AND OUR PENDING ACQUISITIONS AND/OR SALES AND ANY RELATED LEASES OR MANAGEMENT AGREEMENTS MAY NOT OCCUR, MAY BE DELAYED, OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,
- WE MAY ENTER INTO ADDITIONAL, EXPANDED OR AMENDED LEASES, MANAGEMENT AGREEMENTS OR POOLING AGREEMENTS WITH FIVE STAR FOR FIVE STAR TO LEASE OR MANAGE ADDITIONAL SENIOR LIVING COMMUNITIES THAT WE ACQUIRE OR THAT WE CURRENTLY OWN OR OTHER TRANSACTIONS WITH FIVE STAR. HOWEVER, THERE CAN BE NO ASSURANCE THAT WE AND FIVE STAR WILL ENTER INTO ANY ADDITIONAL, EXPANDED OR AMENDED LEASES, MANAGEMENT AGREEMENTS OR POOLING AGREEMENTS OR OTHER TRANSACTIONS,


SNH

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND OTHER CUSTOMARY CREDIT FACILITY CONDITIONS THAT WE MAY BE UNABLE TO SATISFY,
- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY OR OTHER FLOATING RATE CREDIT FACILITIES WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH SUCH FACILITIES,
- THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOANS MAY BE INCREASED TO UP TO $2.6 BILLION ON A COMBINED BASIS IN CERTAIN CIRCUMSTANCES; HOWEVER, INCREASING THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOANS IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,
- WE HAVE THE OPTION TO EXTEND THE MATURITY DATE OF OUR REVOLVING CREDIT FACILITY UPON PAYMENT OF A FEE AND MEETING OTHER CONDITIONS. HOWEVER, THE APPLICABLE CONDITIONS MAY NOT BE MET,
- THE PREMIUMS USED TO DETERMINE THE INTEREST RATE PAYABLE ON OUR REVOLVING CREDIT FACILITY AND TERM LOANS AND THE FACILITY FEE PAYABLE ON OUR REVOLVING CREDIT FACILITY ARE BASED ON OUR CREDIT RATINGS. FUTURE CHANGES IN OUR CREDIT RATINGS MAY CAUSE THE INTEREST AND FEES WE PAY TO INCREASE,
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,
- FOR THE THREE MONTHS ENDED MARCH 31, 2016, APPROXIMATELY 97% OF OUR NOI WAS GENERATED FROM PROPERTIES WHERE A MAJORITY OF THE REVENUES ARE DERIVED FROM OUR TENANTS' AND RESIDENTS' PRIVATE RESOURCES. THIS MAY IMPLY THAT WE WILL MAINTAIN OR INCREASE THE PERCENTAGE OF OUR NOI GENERATED FROM PRIVATE RESOURCES AT OUR SENIOR LIVING COMMUNITIES. HOWEVER, OUR RESIDENTS AND PATIENTS MAY BECOME UNABLE TO FUND OUR CHARGES WITH PRIVATE RESOURCES IN THE FUTURE AND WE MAY BE REQUIRED OR MAY ELECT FOR BUSINESS REASONS TO ACCEPT OR PURSUE REVENUES FROM GOVERNMENT PAID SOURCES, WHICH COULD RESULT IN AN INCREASED PART OF OUR NOI AND REVENUE BEING GENERATED FROM GOVERNMENT PAYMENTS,
- IN RECENT YEARS ECONOMIC INDICATORS REFLECT AN IMPROVING HOUSING MARKET AND MANY OF THE SERVICES OUR SENIOR LIVING COMMUNITY TENANTS AND MANAGERS PROVIDE ARE NEEDS DRIVEN. THESE FACTORS MAY IMPLY THAT ECONOMIC CONDITIONS WILL IMPROVE AND THAT THOSE TENANTS' AND MANAGERS' AND OUR REVENUES AND PROFITABILITY WILL IMPROVE. HOWEVER, THERE CAN BE NO ASSURANCE THAT GENERAL ECONOMIC CONDITIONS WILL IMPROVE, THAT THERE EXISTS ANY PENT UP DEMAND FOR THOSE SERVICES OR THAT, EVEN IF THERE IS SUCH DEMAND, THAT OUR TENANTS AND MANAGERS WOULD BE SUCCESSFUL IN ATTRACTING SUCH DEMAND, OR THAT OUR TENANTS' OR MANAGERS' OR OUR REVENUES AND PROFITS WILL IMPROVE. FURTHER, MORE RECENT ECONOMIC INDICATORS MAY INDICATE DECLINING ECONOMIC ACTIVITY, WHICH COULD BE HARMFUL TO OUR TENANTS', MANAGERS' AND OUR BUSINESSES AND CAUSE THEM OR US TO EXPERIENCE LOSSES,
- WE MAY NOT BE ABLE TO SELL OUR ASSETS CLASSIFIED AS HELD FOR SALE ON TERMS ACCEPTABLE TO US OR OTHERWISE,
- WE BELIEVE THAT OUR RELATIONSHIPS WITH OUR RELATED PARTIES, INCLUDING FIVE STAR, RMR LLC, RMR INC., AIC, D&R YONKERS LLC, SIR AND OTHERS AFFILIATED WITH THEM MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE,
- OUR SENIOR LIVING COMMUNITIES ARE SUBJECT TO EXTENSIVE GOVERNMENTAL REGULATION, LICENSURE AND OVERSIGHT. WE SOMETIMES EXPERIENCE DEFICIENCIES IN THE OPERATION OF OUR SENIOR LIVING COMMUNITIES AND SOME OF OUR COMMUNITIES MAY BE PROHIBITED FROM ADMITTING NEW RESIDENTS OR OUR LICENSE TO CONTINUE OPERATIONS AT A COMMUNITY MAY BE REVOKED. ALSO, OPERATING DEFICIENCIES OR A LICENSE REVOCATION AT ONE OR MORE OF OUR SENIOR LIVING COMMUNITIES MAY HAVE AN ADVERSE IMPACT ON OUR ABILITY TO OBTAIN LICENSES FOR OR ATTRACT RESIDENTS TO OUR OTHER COMMUNITIES, AND
- THE BUSINESS MANAGEMENT AND PROPERTY MANAGEMENT AGREEMENTS BETWEEN US AND RMR LLC HAVE CONTINUING 20 YEAR TERMS. HOWEVER, THOSE AGREEMENTS INCLUDE TERMS WHICH PERMIT EARLY TERMINATION IN CERTAIN CIRCUMSTANCES. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THESE AGREEMENTS WILL REMAIN IN EFFECT FOR CONTINUING 20 YEAR TERMS OR FOR SHORTER TERMS.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NEW LEGISLATION OR REGULATIONS AFFECTING OUR BUSINESS OR THE BUSINESSES OF OUR TENANTS OR MANAGERS, CHANGES IN OUR TENANTS' OR MANAGERS' REVENUES OR COSTS, CHANGES IN OUR TENANTS' OR MANAGERS' FINANCIAL CONDITIONS, DEFICIENCIES IN OPERATIONS BY THE TENANTS OR MANAGERS OF OUR SENIOR LIVING COMMUNITIES, CHANGED MEDICARE AND MEDICAID RATES, ACTS OF TERRORISM, NATURAL DISASTERS OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION

21 Spurs Lane, San Antonio, TX
Medical Office Building
Tenant: Ear Medical Group
Square Feet: 125,000



TEXAS CENTER
for ATHLETES
ear medical group


SNH

COMPANY PROFILE

The Company:

Senior Housing Properties Trust, or SNH, we, our or us, is a real estate investment trust, or REIT, which owns independent and assisted living communities, continuing care retirement communities, skilled nursing facilities, or SNFs, wellness centers, and properties leased to medical providers, medical related businesses, clinics and biotech laboratory tenants, or MOBs, located throughout the U.S. We are included in a number of stock indices, including the S&P 400 MidCap Index, Russell 1000® Index, the MSCI US REIT Index, FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

SNH is managed by the operating subsidiary of The RMR Group Inc. (NASDAQ: RMR). RMR is an alternative asset management company that was founded in 1986 to invest in real estate and manage real estate related businesses. RMR's business primarily consists of providing management services to four publicly owned REITs and three real estate operating companies. As of March 31, 2016, RMR had $22.0 billion of assets under management, including more than 1,300 properties. In addition to managing SNH, RMR also manages Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Government Properties Income Trust, a publicly traded REIT that primarily owns office properties majority leased to the U.S. government and state governments and Select Income REIT, a publicly traded REIT that owns properties that are primarily net leased to single tenants. RMR also provides management services to Five Star Quality Care, Inc., or Five Star, a publicly traded senior living and healthcare services company which is our largest tenant and which manages certain of our senior living communities, to TravelCenters of America LLC, a publicly traded operator of travel centers and convenience stores, which is a tenant of HPT, and to Sonesta International Hotels Corporation, which is one of HPT's hotel managers. Another subsidiary of RMR, RMR Advisors LLC, is a SEC registered investment advisor that is the investment manager of a publicly traded mutual fund which principally invests in securities of unaffiliated real estate companies. We believe that being managed by RMR is a competitive advantage for SNH because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to SNH at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349

Stock Exchange Listing:

New York Stock Exchange

Trading Symbols:

Common Shares: SNH
5.625% Senior Notes due 2042: SNHN
6.250% Senior Notes due 2046: SNHO

Senior Unsecured Debt Ratings:

Moody's: Baa3
Standard & Poor's: BBB-


SNH

COMPANY PROFILE (continued)

Portfolio Concentration by Facility Type (as of March 31, 2016) ($ in 000):

	Number of Properties	Number of Units/Beds or Square Feet		Carrying Value of Investment (1)	% of Total Investment	Q1 2016 NOI (2)	% of Q1 2016 Total NOI (2)
Independent living (3)	68	16,457		$ 2,239,563	29.9%	$ 46,204	28.9%
Assisted living (3)	187	13,746		1,850,594	24.7%	38,992	24.3%
Skilled nursing facilities (3)	41	4,446		187,527	2.5%	4,525	2.8%
Subtotal senior living communities	296	34,649		4,277,684	57.1%	89,721	56.0%
Medical office buildings (MOBs) (4)	122	11,444,229	sq. ft.	3,032,415	40.5%	66,174	41.2%
Wellness centers	10	812,000	sq. ft.	180,017	2.4%	4,531	2.8%
Total	428			$ 7,490,116	100.0%	$ 160,426	100.0%

Operating Statistics by Tenant / Managed Properties (as of March 31, 2016) ($ in 000):

	Number of Properties	Number of Units/Beds or Square Feet		Q1 2016 NOI (2)	Tenant / Managed Properties Operating Statistics (5)	
					Rent Coverage	Occupancy
Five Star Senior Living	177	19,691		$ 48,106	1.23x	84.3%
Sunrise Senior Living / Marriott (6)	4	1,619		3,135	1.94x	90.6%
Brookdale Senior Living	18	894		1,810	2.81x	89.3%
13 private senior living companies (combined)	32	3,910		11,894	1.28x	86.3%
Subtotal triple net leased senior living communities	231	26,114		64,945	1.33x	85.1%
Managed senior living communities (7)	65	8,535		24,776	NA	87.9%
Subtotal senior living communities	296	34,649		89,721	1.33x	85.8%
MOBs (4)	122	11,444,229	sq. ft.	66,174	NA	95.8%
Wellness centers	10	812,000	sq. ft.	4,531	1.91x	100.0%
Total	428			$ 160,426	1.37x	

(1) Amounts are before depreciation, but after impairment write downs, if any. Amounts exclude carrying values for one SNF and one MOB classified as held for sale as of March 31, 2016 totaling $7,125, which are included in Other Assets in our condensed consolidated balance sheets.

(2) See Exhibit A-1 for the calculation of consolidated net operating income, or NOI, and a reconciliation of consolidated NOI to net income determined in accordance with U.S. generally accepted accounting principles, or GAAP.

(3) Senior living communities are categorized by the type of living units or beds which constitute a majority of the living units or beds at the community.

(4) These 122 MOB properties are comprised of 148 buildings.

(5) Operating data for multi-tenant MOBs are presented as of March 31, 2016; operating data for other tenants and managers are presented based upon the operating results provided by our tenants and managers for the 12 months ended December 31, 2015, or the most recent prior period for which tenant and manager operating results are available to us. Rent coverage is calculated as operating cash flow from our tenants' operations of our properties, before subordinated charges, divided by rents payable to us. We have not independently verified our tenants' operating data. The table excludes historical data for periods prior to our ownership of certain properties, as well as data for properties sold during the periods presented.

(6) Marriott International, Inc., or Marriott, guarantees the lessee's obligations under these leases.

(7) These senior living communities are managed by Five Star and another third party private operator and include properties leased to our taxable REIT subsidiaries, or TRSs. The occupancy for the twelve month period ended or, if shorter, from the dates of acquisitions through, March 31, 2016, was 87.7%.


SNH

Property Mix
(based on Q1 2016 NOI)(1)

Independent Living 29%
Assisted Living 24%
SNFs 3%
MOBs 41%
Wellness Centers 3%

Geographic Diversification
(based on 3/31/16 Carrying Value of Investment)(2)

33 Other States + D.C. 37%
MA 15%
CA 10%
FL 9%
TX 7%
GA 5%
WI 4%
MD 4%
VA 3%
NY 3%
IN 3%

(1) See Exhibit A-1 for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with GAAP.
(2) Carrying value of investment is before depreciation, but after impairment write downs, if any. Excludes carrying values totaling approximately $7.1 million for one SNF and one MOB classified as held for sale as of March 31, 2016, which are included in Other Assets in our condensed consolidated balance sheets.


SNH

INVESTOR INFORMATION

Board of Trustees

Senior Management

David J. Hegarty
President & Chief Operating Officer

Richard W. Siedel, Jr.
Chief Financial Officer & Treasurer

Contact Information

Investor Relations
Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349
(email) info@snhreit.com
(website) www.snhreit.com

Inquiries
Financial inquiries should be directed to Richard W. Siedel, Jr.
Chief Financial Officer & Treasurer, at (617) 796-8223,
or rsiedel@snhreit.com.

Investor and media inquiries should be directed to
Brad Shepherd, Director, Investor Relations, at
(617) 796-8234, or bshepherd@snhreit.com.

RESEARCH COVERAGE

Equity Research Coverage

Bank of America / Merrill Lynch
Juan Sanabria
(646) 855-1589
juan.sanabria@baml.com

Jefferies & Company
Omotayo Okusanya
(212) 336-7076
tokusanya@jefferies.com

JMP Securities
Peter Martin
(415) 835-8904
pmartin@jmpsecurities.com

Morgan Stanley
Vikram Malhotra
(212) 761-7064
vikram.malhotra@morganstanley.com

Raymond James
Jonathan Hughes
(727) 567-2438
jonathan.hughes@raymondjames.com

RBC Capital Markets
Michael Carroll
(440) 715-2649
michael.carroll@rbccm.com

UBS
Ross Nussbaum
(212) 713-2484
ross.nussbaum@ubs.com

Wells Fargo Securities
Todd Stender
(212) 214-8067
todd.stender@wellsfargo.com

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098
lori.marks@moodys.com

Standard & Poor's
Michael Souers
(212) 438-2508
michael.souers@standardandpoors.com

SNH is followed by the equity research analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding SNH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of SNH or its management. SNH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION


320

Summit Place of Daniel Island, Charleston, SC
Assisted Living Facility
Operator: Five Star Senior Living
Living Units: 67


SNH

KEY FINANCIAL DATA

(share amounts and dollars appearing in the table below are in thousands, except per share data)

	As of and For the Three Months Ended				
	3/31/2016	12/31/2015	9/30/2015	6/30/2015	3/31/2015
Shares Outstanding:					
Common shares outstanding (at end of period)	237,472	237,472	237,472	237,399	234,996
Weighted average common shares outstanding during period - basic	237,315	237,313	237,263	235,549	221,375
Weighted average common shares outstanding during period - diluted (1)	237,329	237,320	237,293	235,592	221,397
Common Share Data:					
Price at end of period	$ 17.89	$ 14.84	$ 16.20	$ 17.55	$ 22.19
High during period	$ 17.93	$ 17.16	$ 18.25	$ 22.41	$ 23.83
Low during period	$ 13.53	$ 13.63	$ 14.98	$ 17.52	$ 21.19
Annualized dividends paid per share (2)	$ 1.56	$ 1.56	$ 1.56	$ 1.56	$ 1.56
Annualized dividend yield (at end of period) (2)	8.7%	10.5%	9.6%	8.9%	7.0%
Annualized Normalized FFO multiple (at end of period) (3)	9.3x	7.7x	8.6x	9.8x	12.3x
Annualized net operating income (NOI) (4) / total market capitalization	8.3%	9.5%	8.6%	8.1%	7.2%
Selected Income Statement Data:					
Total revenues (5)	$ 258,375	$ 267,519	$ 255,275	$ 247,402	$ 228,577
NOI (4)	$ 160,426	$ 166,253	$ 158,348	$ 153,810	$ 142,783
NOI margin (6)	62.1%	62.1%	62.0%	62.2%	62.5%
Adjusted EBITDA (7)	$ 152,822	$ 151,442	$ 150,804	$ 145,911	$ 135,905
Net income	$ 31,272	$ 9,544	$ 38,249	$ 36,387	$ 39,789
Normalized FFO (3)	$ 112,930	$ 112,984	$ 111,430	$ 106,756	$ 98,563
Common distributions paid (8)	$ 92,614	$ 92,614	$ 92,585	$ 91,655	$ 79,530
Per Share Data:					
Net income (basic and diluted)	$ 0.13	$ 0.04	$ 0.16	$ 0.15	$ 0.18
Normalized FFO (basic and diluted) (3)	$ 0.48	$ 0.48	$ 0.47	$ 0.45	$ 0.45
Common distributions paid (8)	$ 0.39	$ 0.39	$ 0.39	$ 0.39	$ 0.39
Normalized FFO payout ratio (basic and diluted) (3) (8)	81.3%	81.3%	83.0%	86.7%	86.7%

(1) Represents weighted average common shares outstanding adjusted to include unvested common shares issued under our equity compensation plan and contingently issuable common shares under our business management agreement with RMR LLC, if any, if the effect is dilutive. Effective June 1, 2015, all fees under our business management agreement are paid in cash.
(2) Annualized dividends paid per share for the three months ended December 31, 2015 exclude a $0.13 per common share non-cash distribution of RMR common stock to our shareholders on December 14, 2015.
(3) See Exhibit C for the calculation of normalized funds from operations, or Normalized FFO, and a reconciliation of net income determined in accordance with GAAP to Normalized FFO.
(4) See Exhibit A-1 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP.
(5) In the fourth quarter of 2015, we recognized $10.1 million of percentage rent for the year ended December 31, 2015.
(6) NOI margin is defined as NOI as a percentage of total revenues. See Exhibit A-1 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP.
(7) See Exhibit B for the calculation of earnings before interest, taxes, depreciation and amortization, or EBITDA, and EBITDA as adjusted, or Adjusted EBITDA, and a reconciliation of net income determined in accordance with GAAP to EBITDA and Adjusted EBITDA.
(8) Common distributions paid for the three months ended December 31, 2015 excludes a $0.13 per common share non-cash distribution of RMR common stock to our shareholders on December 14, 2015.


SNH

KEY FINANCIAL DATA (Continued)

(share amounts and dollars appearing in the table below are in thousands, except per share data)

	As of and For the Three Months Ended				
	3/31/2016	12/31/2015	9/30/2015	6/30/2015	3/31/2015
Selected Balance Sheet Data:					
Total gross assets [1]	$ 8,347,701	$ 8,307,630	$ 8,429,231	$ 8,390,487	$ 7,535,127
Total assets [2]	$ 7,154,151	$ 7,160,090	$ 7,327,797	$ 7,323,801	$ 6,511,284
Total liabilities [2]	$ 3,831,407	$ 3,800,330	$ 3,822,256	$ 3,757,581	$ 2,936,491
Total shareholders' equity	$ 3,322,744	$ 3,359,760	$ 3,505,541	$ 3,566,220	$ 3,574,793
Market Capitalization:					
Total debt (book value) [2]	$ 3,497,521	$ 3,479,136	$ 3,476,367	$ 3,415,329	$ 2,693,304
Plus: market value of common shares (at end of period)	4,248,374	3,524,084	3,847,046	4,166,352	5,214,561
Total market capitalization	$ 7,745,895	$ 7,003,220	$ 7,323,413	$ 7,581,681	$ 7,907,865
Leverage and Coverage Ratios:					
Total debt (book value) [2] / total gross assets [1]	41.9%	41.9%	41.2%	40.7%	35.7%
Total debt (book value) [2] / gross book value of real estate assets [3]	43.7%	43.6%	43.7%	43.2%	37.2%
Total debt (book value) [2] / total market capitalization	45.2%	49.7%	47.5%	45.0%	34.1%
Adjusted EBITDA [4] / interest expense	3.9x	4.0x	3.9x	3.8x	3.8x
Total debt (book value) [2] / annualized Adjusted EBITDA [4]	5.7x	5.7x	5.8x	5.9x	5.0x

(1) Total gross assets is total assets plus accumulated depreciation.

(2) Total debt is net of certain unamortized premiums, discounts and certain issuance costs. All periods presented have been restated to reflect the adoption of Accounting Standards Update No. 2015-03, *Debt Issuance Costs* , which requires the reclassification of certain debt issuance costs as an offset to the associated debt liability in our condensed consolidated balance sheets.

(3) Gross book value of real estate assets is real estate properties at cost, before purchase price allocations, less impairment writedowns, if any. Excludes properties classified as held for sale.

(4) See Exhibit B for the calculation of Adjusted EBITDA and a reconciliation of net income determined in accordance with GAAP to that amount.


SNH

CONDENSED CONSOLIDATED BALANCE SHEETS [1]

(amounts in thousands, except share and per share data)



	As of March 31, 2016	As of December 31, 2015
ASSETS		
Real estate properties:		
Land	$ 785,388	$ 781,426
Buildings, improvements and equipment	6,704,728	6,675,514
	7,490,116	7,456,940
Accumulated depreciation	(1,193,550)	(1,147,540)
	6,296,566	6,309,400
Cash and cash equivalents	39,199	37,656
Restricted cash	6,853	6,155
Acquired real estate leases and other intangible assets, net	580,221	604,286
Other assets, net	231,312	202,593
Total assets	$ 7,154,151	$ 7,160,090
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 561,000	$ 775,000
Unsecured term loans, net	546,493	546,305
Senior unsecured notes, net	1,720,714	1,478,536
Secured debt and capital leases, net	669,314	679,295
Accrued interest	33,628	16,974
Assumed real estate lease obligations, net	114,507	115,363
Other liabilities	185,751	188,857
Total liabilities	3,831,407	3,800,330
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value: 300,000,000 shares authorized, 237,471,559 shares issued and outstanding at March 31, 2016 and December 31, 2015	2,375	2,375
Additional paid in capital	4,531,790	4,531,703
Cumulative net income	1,508,862	1,477,590
Cumulative other comprehensive losses	(8,298)	(32,537)
Cumulative distributions	(2,711,985)	(2,619,371)
Total shareholders' equity	3,322,744	3,359,760
Total liabilities and shareholders' equity	$ 7,154,151	$ 7,160,090

(1) The periods presented have been restated to reflect the adoption of Accounting Standards Update No. 2015-03, *Debt Issuance Costs* , which requires the reclassification of certain debt issuance costs as an offset to the associated debt liability in our condensed consolidated balance sheets.


SNH

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except per share data)



	For the Three Months Ended March 31,	
	2016	2015
Revenues:		
Rental income [1]	$ 161,421	$ 145,784
Residents fees and services [2]	96,954	82,793
Total revenues	258,375	228,577
Expenses:		
Property operating expenses	97,949	85,794
Depreciation	71,223	53,707
General and administrative	10,863	10,574
Acquisition related costs	439	1,158
Impairment of assets	7,390	—
Total expenses	187,864	151,233
Operating income	70,511	77,344
Interest and other income	64	75
Interest expense	(39,280)	(35,942)
Loss on early extinguishment of debt	(6)	(1,409)
Income from continuing operations before income tax expense and equity in earnings of an investee	31,289	40,068
Income tax expense	(94)	(110)
Equity in earnings of an investee	77	72
Income from continuing operations	31,272	40,030
Discontinued operations:		
Loss from discontinued operations	—	(241)
Net income	$ 31,272	$ 39,789
Weighted average common shares outstanding (basic)	237,315	221,375
Weighted average common shares outstanding (diluted)	237,329	221,397
Basic and diluted income from continuing operations per common share	$ 0.13	$ 0.18
Basic and diluted loss from discontinued operations per common share	—	(0.00)
Basic and diluted net income per common share	$ 0.13	$ 0.18



(1) We report rental income on a straight line basis over the terms of the respective leases. Rental income includes non-cash amortization of intangible lease assets and liabilities.

(2) We recognize residents fees and services as services are provided by our third party managers at properties leased to our TRSs or properties managed for our account.


SNH

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (ADDITIONAL DATA)

(amounts in thousands)

	For the Three Months Ended March 31,	
	2016	2015
Additional Data:		
General and administrative expenses / total revenues	4.2%	4.6%
General and administrative expenses / total assets (at end of period)	0.1%	0.2%
Estimated percentage rent adjustment [1]	$ 2,600	$ 2,500
Non-cash stock based compensation, estimated	$ 518	$ 1,290
Lease termination fees included in rental income	$ 42	$ 105
Continuing Operations:		
Straight-line rent included in rental income [2]	$ 4,561	$ 3,509
Lease value amortization included in rental income [3]	$ 1,254	$ 1,198
Amortization of deferred financing fees and debt discounts	$ 1,356	$ 1,650
Non-cash amortization expense included in property operating expenses[4]	$ 199	$ -
Non-cash amortization expense included in general and administrative expenses[4]	$ 744	$ -

(1) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the full year in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these estimated amounts in our calculation of Normalized FFO for each of the first three quarters of the year, and the fourth quarter Normalized FFO calculation excludes the amounts that had been included during the first three quarters.

(2) We report rental income on a straight line basis over the terms of the respective leases.

(3) Rental income includes non-cash amortization of intangible lease assets and liabilities.

(4) We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR common stock in June 2015. A portion of this liability is being amortized on a straight line basis through December 31, 2035 as an allocated reduction to business management fees and property management fees, which are included in general and administrative expenses and property operating expenses, respectively.


SNH

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	For the Three Months Ended March 31, 2016	For the Three Months Ended March 31, 2015
Cash flows from operating activities:		
Net income	$ 31,272	$ 39,789
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	71,223	53,707
Net amortization of debt discounts, premiums and deferred financing fees	1,356	1,650
Straight line rental income	(4,561)	(3,509)
Amortization of acquired real estate leases and other intangible assets	(1,254)	(1,198)
Loss on early extinguishment of debt	6	1,409
Impairment of assets	7,390	—
Other non-cash adjustments	(985)	(105)
Equity in earnings of an investee	(77)	(72)
Change in assets and liabilities:		
Restricted cash	(698)	2,860
Other assets	664	(7,751)
Accrued interest	16,654	11,938
Other liabilities	1,821	6,828
Cash provided by operating activities	122,811	105,546
Cash flows used for investing activities:		
Real estate acquisitions and deposits	(23,651)	(509,045)
Real estate improvements	(23,173)	(12,339)
Proceeds from sale of properties	644	250
Cash used for investing activities	(46,180)	(521,134)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	—	659,750
Proceeds from issuance of senior unsecured notes	250,000	—
Proceeds from borrowings on revolving credit facility	98,000	515,000
Repayments of borrowings on revolving credit facility	(312,000)	(595,000)
Repayment of other debt	(9,957)	(32,440)
Loss on early extinguishment of debt settled in cash	-	(1,409)
Payment of debt issuance costs	(8,517)	(583)
Distributions to shareholders	(92,614)	(79,530)
Cash (used for) provided by financing activities	(75,088)	465,788
Increase in cash and cash equivalents:	1,543	50,200
Cash and cash equivalents at beginning of period	37,656	27,594
Cash and cash equivalents at end of period	$ 39,199	$ 77,794
Supplemental cash flow information:		
Interest paid	$ 21,269	$ 22,354
Income taxes paid	—	—
Non-cash investing activities:		
Acquisitions funded by assumed debt	—	(29,955)
Non-cash financing activities:		
Assumption of mortgage notes payable	—	29,955
Issuance of common shares	—	808


SNH

DEBT SUMMARY

(dollars appearing in the table below are in thousands)
As of March 31, 2016

	Coupon Rate	Interest Rate [1]	Principal Balance [2]	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Debt:						
Unsecured Floating Rate Debt:						
Unsecured revolving credit facility (LIBOR + 130 b.p.) [3]	1.690%	1.690%	$ 561,000	1/15/2018	$ 561,000	1.8
Unsecured term loan (LIBOR + 140 b.p.) [4]	1.839%	1.839%	350,000	1/15/2020	350,000	3.8
Unsecured term loan (LIBOR + 180 b.p.) [5]	2.233%	2.233%	200,000	9/28/2022	200,000	6.5
Weighted average rate / total unsecured floating rate debt	1.835%	1.835%	$ 1,111,000		$ 1,111,000	3.3
Unsecured Fixed Rate Debt:						
Senior notes due 2019	3.250%	3.250%	400,000	5/1/2019	400,000	3.1
Senior notes due 2020	6.750%	6.750%	200,000	4/15/2020	200,000	4.0
Senior notes due 2021	6.750%	6.750%	300,000	12/15/2021	300,000	5.7
Senior notes due 2024	4.750%	4.750%	250,000	5/1/2024	250,000	8.1
Senior notes due 2042	5.625%	5.625%	350,000	8/1/2042	350,000	26.4
Senior notes due 2046	6.250%	6.250%	250,000	2/1/2046	250,000	29.9
Weighted average rate / total unsecured fixed rate debt	5.368%	5.368%	$ 1,750,000		$ 1,750,000	12.8
Weighted average rate / total unsecured debt	3.996%	3.996%	$ 2,861,000		$ 2,861,000	9.1
Secured Debt:						
Secured Fixed Rate Debt:						
Mortgage - secured by 1 property [6]	4.650%	3.280%	18,000	7/1/2016	18,000	0.3
Mortgages - secured by 2 properties	5.924%	5.924%	81,288	11/1/2016	79,415	0.6
Mortgage - secured by 1 property	6.250%	6.250%	11,939	11/11/2016	11,820	0.6
Mortgage - secured by 1 property	5.860%	3.070%	5,498	3/11/2017	5,401	0.9
Mortgages - secured by 8 properties [7]	6.540%	6.540%	43,252	5/1/2017	42,334	1.1
Mortgage - secured by 1 property	6.150%	4.180%	10,810	8/1/2017	10,578	1.3
Mortgage - secured by 1 property	6.730%	4.730%	8,883	4/1/2018	8,328	2.0
Mortgages - secured by 1 property [8]	6.310%	4.450%	12,924	10/1/2018	12,352	2.5
Mortgages - secured by 1 property [9]	6.240%	4.550%	12,203	10/1/2018	11,697	2.5
Mortgage - secured by 10 properties	4.470%	4.350%	71,544	10/5/2018	66,196	2.5
Mortgage - secured by 1 property	4.690%	4.280%	6,660	1/1/2019	6,271	2.8
Mortgage - secured by 4 properties	3.790%	4.270%	45,112	7/1/2019	42,184	3.3
Mortgage - secured by 17 properties	6.710%	6.710%	282,981	9/1/2019	266,704	3.4
Mortgage - secured by 1 property [10]	7.490%	7.490%	3,497	1/1/2022	62	5.8
Mortgage - secured by 1 property	6.280%	5.170%	14,697	7/1/2022	10,744	6.3
Mortgage - secured by 1 property	4.850%	3.790%	11,740	10/1/2022	10,479	6.5
Capital leases - 2 properties	7.700%	7.700%	11,988	4/30/2026	-	10.1
Mortgage - secured by 1 property	6.250%	6.250%	3,219	2/1/2033	26	16.9
Mortgage - secured by 1 property	5.950%	5.950%	9,006	9/1/2038	1,211	22.4
Mortgage - secured by 1 property	4.375%	4.375%	4,491	9/1/2043	23	27.4
Weighted average rate / total secured fixed rate debt	6.004%	5.791%	$ 669,732		$ 603,825	3.3
Weighted average rate / total debt	4.377%	4.336%	$ 3,530,732		$ 3,464,825	8.0



(1) Includes the effect of mark to market accounting for certain assumed mortgages and premiums and discounts on certain mortgages and unsecured notes. Excludes effects of offering and transaction costs.
(2) The principal balances are the amounts actually payable pursuant to contracts. In accordance with GAAP, our carrying values and recorded interest expense may be different because of market conditions at the time we assumed certain of these debts.
(3) Represents amount outstanding under our $1.0 billion revolving credit facility. At our option and upon the payment of a fee and subject to our meeting certain other terms and conditions, the maturity date of the revolving credit facility may be extended by one year to January 15, 2019.
(4) Represents amount outstanding under our $350.0 million term loan. This term loan is prepayable without penalty at any time.
(5) Represents amount outstanding under our $200.0 million term loan. This term loan is prepayable without penalty after September 29, 2017.
(6) In April 2016, we prepaid this mortgage debt.
(7) Includes eight first mortgages at a weighted average coupon rate of 6.54% and seven second mortgages with a weighted average coupon rate of 6.50%. The weighted average coupon rate on these mortgage debts is 6.54%.
(8) Includes one first mortgage with a coupon rate of 6.75% and one second mortgage with a coupon rate of 4.82%. The weighted average coupon rate on these mortgage debts is 6.31%.
(9) Includes one first mortgage with a coupon rate of 6.90% and one second mortgage with a coupon rate of 4.82%. The weighted average coupon rate on these mortgage debts is 6.24%.
(10) Includes one first mortgage with a coupon rate of 7.31% and one second mortgage with a coupon rate of 7.85%. The weighted average coupon rate on these mortgage debts is 7.49%.


SNH

DEBT MATURITY SCHEDULE

(dollars appearing in the table below are in thousands)
As of March 31, 2016

Year	Unsecured Floating Rate Debt	% of Total	Unsecured Fixed Rate Debt	% of Total	Secured Fixed Rate Debt [1]	% of Total	Total	% of Total
2016	$ -		$ -		$ 120,422 [2]		$ 120,422	
2017	-		-		69,838		69,838	
2018	561,000 [3]				109,768		670,768	
2019	-		400,000		320,919		720,919	
2020	350,000 [4]		200,000		3,080		553,080	
2021	-		300,000		3,327		303,327	
2022	200,000 [4]		-		23,467		223,467	
2023	-		-		1,968		1,968	
2024	-		250,000		2,141		252,141	
Thereafter	-		600,000		14,802		614,802	
Principal balance	$ 1,111,000		$ 1,750,000		$ 669,732		$3,530,732	
Unamortized debt issuance costs, premiums and discounts	(3,507)		(29,286)		(418)		(33,211)	
Total debt	$ 1,107,493	31.7%	$ 1,720,714	49.2%	$ 669,314	19.1%	$ 3,497,521	100.0%

(1) Includes $12.0 million of capital lease obligations due in April 2026.
(2) In April 2016, we prepaid $18.0 million of secured fixed rate debt with a maturity date in July 2016.
(3) Represents amounts outstanding under our $1.0 billion revolving credit facility. At our option and the payment of a fee and subject to our meeting certain other terms and conditions, the maturity date of the revolving credit facility may be extended by one year to January 15, 2019.
(4) Represents the outstanding balances of each of our two term loans. Our $350.0 million term loan is prepayable without penalty at any time. Our $200.0 million term loan is prepayable without penalty after September 29, 2017.


SNH

LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	3/31/2016	12/31/2015	9/30/2015	6/30/2015	3/31/2015
Leverage Ratios:					
Total debt (book value) [1] / total gross assets [2]	41.9%	41.9%	41.2%	40.7%	35.7%
Total debt (book value) [1] / gross book value of real estate assets [3]	43.7%	43.6%	43.7%	43.2%	37.2%
Total debt (book value) [1] / total market capitalization [4]	45.2%	49.7%	47.5%	45.0%	34.1%
Secured debt (book value) [1] / total assets	9.4%	9.5%	10.0%	9.9%	9.5%
Variable rate debt (book value) [1] / total debt (book value) [1]	31.7%	38.0%	29.2%	28.2%	12.9%
Coverage Ratios:					
Adjusted EBITDA [5] / interest expense	3.9x	4.0x	3.9x	3.8x	3.8x
Total debt (book value) [1] / annualized Adjusted EBITDA [5]	5.7x	5.7x	5.8x	5.9x	5.0x
Public Debt Covenants [6]:					
Total debt / adjusted total assets - allowable maximum 60.0%	43.2%	42.4%	41.7%	41.1%	36.2%
Secured debt / adjusted total assets - allowable maximum 40.0%	8.2%	8.3%	8.8%	8.7%	8.3%
Consolidated income available for debt service / debt service - required minimum 1.50x	3.81x	4.07x	3.86x	4.00x	3.85x
Total unencumbered assets to unsecured debt - required minimum 150.0%	245.7%	251.5%	252.1%	259.0%	307.8%

(1) Debt amounts are net of certain unamortized premiums, discounts and certain issuance costs. All periods presented have been restated to reflect the adoption of Accounting Standards Update No. 2015-03, *Debt Issuance Costs* , which requires the reclassification of certain debt issuance costs as an offset to the associated debt liability in our condensed consolidated balance sheets.
(2) Total gross assets is total assets plus accumulated depreciation.
(3) Gross book value of real estate assets is real estate properties at cost, before purchase price allocations, less impairment writedowns, if any. Excludes properties classified as held for sale.
(4) See Key Financial Data for the calculation of total market capitalization.
(5) See Exhibit B for the calculation of Adjusted EBITDA and a reconciliation net income in accordance with GAAP to that amount.
(6) Adjusted total assets and unencumbered assets include original cost of real estate assets before depreciation, but after impairment write downs, and exclude accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, taxes, loss on asset impairment and gains and losses on sales of assets and early extinguishment of debt, determined together with debt service on a pro forma basis for the four consecutive fiscal quarters most recently ended.


SNH

SUMMARY OF CAPITAL EXPENDITURES

(dollars and sq. ft. in thousands, except per sq. ft. and unit data)

	For the Three Months Ended				
	3/31/2016	12/31/2015	9/30/2015	6/30/2015	3/31/2015
MOB tenant improvements [1] [2]	$ 389	$ 3,808	$ 2,568	$ 2,457	$ 1,348
MOB leasing costs [1] [3]	857	2,620	1,046	2,413	1,069
MOB building improvements [1] [4]	1,977	4,424	2,263	1,332	487
Managed senior living communities capital improvements	3,620	3,158	3,054	2,770	2,162
Recurring capital expenditures	6,843	14,010	8,931	8,972	5,066
Development, redevelopment and other activities [5]	6,459	6,192	5,278	4,342	5,526
Total capital expenditures[6]	$ 13,302	$ 20,202	$ 14,209	$ 13,314	$ 10,592
MOB avg. sq. ft. during period	11,380	11,315	11,315	11,314	10,227
Managed senior living communities avg. units during period	8,571	8,596	8,585	7,927	7,284
MOB building improvements per avg. sq. ft. during period	$ 0.17	$ 0.39	$ 0.20	$ 0.12	$ 0.05
Managed senior living communities capital improvements per avg. unit during period	$ 422	$ 367	$ 356	$ 349	$ 297

(1) Excludes expenditures at properties classified in discontinued operations.
(2) MOB tenant improvements generally include capital expenditures to improve tenants' space or amounts paid directly to tenants to improve their space.
(3) MOB leasing costs generally include leasing related costs, such as brokerage commissions and other tenant inducements.
(4) MOB building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.
(5) Development, redevelopment and other activities generally include (i) capital expenditures that are identified at the time of a property acquisition and incurred within a short period after acquiring the property and (ii) capital expenditure projects that reposition a property or result in new sources of revenue.
(6) During the quarter ended March 31, 2016, we invested $8.5 million in revenue producing capital improvements at certain of our triple net leased senior living communities, and as a result, annual rent payable to us will increase by approximately $0.7 million, pursuant to the terms of certain of our leases. These capital improvement amounts are not included in the table above.


SNH

PROPERTY ACQUISITIONS / DISPOSITIONS INFORMATION SINCE JANUARY 1, 2016

(dollars and sq. ft. appearing in the table below are in thousands, except unit and per sq. ft. amounts)

Senior Living Acquisitions:

Date Acquired	Location	Type of Property	Number of Properties	Number of Buildings	Units	Purchase Price (1)	Purchase Price Per Unit	Initial Lease / Cap Rate (2)	Tenant
5/1/2016	Acworth, GA	Assisted Living	1	1	38	$ 8,400	$ 221	8.2%	Our TRS
	Total / Weighted Average: Senior Living Acquisitions		1	1	38	$ 8,400	$ 221	8.2%	

MOB Acquisitions:

Date Acquired	Location	Number of Properties	Number of Buildings	Sq. Ft.	Purchase Price (2)	Purchase Price per Sq. Ft.	Cap Rate (2)	Weighted Average Remaining Lease Term (3)	Occupancy (4)	Major Tenant
2/10/2016	Golden Valley, MN	1	3	128	$ 22,700	$ 177	8.3%	6.5	99.0%	North Memorial Health Care
5/4/2016	Alachua, FL	1	1	183	45,000	246	15.9%	15.0	100.0%	Nanotherapeutics, Inc.
	Total / Weighted Average: MOB Acquisitions	2	4	311	$ 67,700	$ 218	13.3%	12.1		

Dispositions:

Date Sold	Location	Type of Property	Number of Properties	Number of Buildings	Sale Price
3/22/2016	Fort Washington, PA	Land Parcel	-	-	$ 700
	Total Dispositions		-	-	$ 700

(1) Represents the purchase price, including assumed debt, if any, and excludes acquisition costs, amounts necessary to adjust assumed liabilities to their fair values and purchase price allocations to intangibles.

(2) Represents the ratio of the estimated GAAP-based annual rental income, excluding the impact of above and below market lease amortization, less estimated annual property operating expenses, if any, and excluding depreciation and amortization expense, to the purchase price on the date of acquisition, including the principal amount of any assumed debt and excluding acquisition costs.

(3) Weighted average remaining lease term based on rental income at the time of acquisition.

(4) Occupancy based on leasable square feet as of acquisition date.

PORTFOLIO INFORMATION


Independence Park Imaging

9930 Independence Park Drive, Richmond, VA
Medical Office Building
Tenant: HCA - Health Services of Virginia Inc.
Square Feet: 30,100


SNH

PORTFOLIO SUMMARY BY PROPERTY TYPE AND TENANT

(dollars in thousands, except investment per unit / bed or square foot)
As of March 31, 2016

	Number of Properties	Number of Units / Beds or Square Feet		Carrying Value of Investment [1]	% of Total Investment	Investment per Unit / Bed or Square Foot [2]	Q1 2016 NOI [3]	% of Q1 2016 Total NOI [3]
Property Type:								
Independent living [4]	68	16,457		$ 2,239,563	29.9%	$ 136,086	$ 46,204	28.9%
Assisted living [4]	187	13,746		1,850,594	24.7%	$ 134,628	38,992	24.3%
Skilled nursing facilities [4]	41	4,446		187,527	2.5%	$ 42,179	4,525	2.8%
Subtotal senior living communities	296	34,649		4,277,684	57.1%	$ 123,458	89,721	56.0%
MOBs [5]	122	11,444,229	sq. ft.	3,032,415	40.5%	$ 265	66,174	41.2%
Wellness centers	10	812,000	sq. ft.	180,017	2.4%	$ 222	4,531	2.8%
Total	428			$ 7,490,116	100.0%		$ 160,426	100.0%
Tenant / Operator / Managed Properties:								
Five Star Senior Living (Lease No. 1)	83	6,043		$ 696,551	9.3%	$ 115,266	$ 14,671	9.1%
Five Star Senior Living (Lease No. 2)	48	7,032		707,669	9.4%	$ 100,636	16,050	10.1%
Five Star Senior Living (Lease No. 3)	17	3,281		356,778	4.8%	$ 108,741	8,629	5.4%
Five Star Senior Living (Lease No. 4)	29	3,335		392,145	5.2%	$ 117,585	8,756	5.5%
Subtotal Five Star Senior Living	177	19,691		2,153,143	28.7%	$ 109,347	48,106	30.1%
Sunrise Senior Living / Marriott [6]	4	1,619		126,326	1.7%	$ 78,027	3,135	2.0%
Brookdale Senior Living	18	894		61,811	0.8%	$ 69,140	1,810	1.1%
13 private senior living companies (combined)	32	3,910		544,461	7.3%	$ 139,248	11,894	7.4%
Subtotal triple net leased senior living communities	231	26,114		2,885,741	38.5%	$ 110,506	64,945	40.6%
Managed senior living communities [7]	65	8,535		1,391,943	18.6%	$ 163,086	24,776	15.4%
Subtotal senior living communities	296	34,649		4,277,684	57.1%	$ 123,458	89,721	56.0%
MOBs [5]	122	11,444,229	sq. ft.	3,032,415	40.5%	$ 265	66,174	41.2%
Wellness centers	10	812,000	sq. ft.	180,017	2.4%	$ 222	4,531	2.8%
Total	428			$ 7,490,116	100.0%		$ 160,426	100.0%

(1) Amounts are before depreciation, but after impairment write downs, if any. Amounts exclude carrying values for one SNF and one MOB classified as held for sale as of March 31, 2016 totaling $7,125, which are included in Other Assets in our condensed consolidated balance sheets.
(2) Represents investment carrying value divided by the number of living units, beds or rentable square feet at March 31, 2016.
(3) See Exhibit A-1 for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with GAAP.
(4) Senior living communities are categorized by the type of living units or beds which constitute a majority of the living units or beds at the community.
(5) These 122 MOB properties are comprised of 148 buildings. Our MOB leases include some triple net leases where, in addition to paying fixed rents, the tenants assume the obligation to operate and maintain the properties at their expense, and some net and modified gross leases where we are responsible for the operation and maintenance of the properties, and we charge tenants for some or all of the property operating costs. A small percentage of our MOB leases are so-called "full-service" leases where we receive fixed rent from our tenants and no reimbursement for our property operating costs.
(6) Marriott guarantees the lessee's obligations under these leases.
(7) These senior living communities are managed by Five Star and another third party private operator and include properties leased to our TRSs.


SNH

OCCUPANCY BY PROPERTY TYPE AND TENANT (1)

	For the Twelve Months Ended (2)				
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Property Type:					
Independent living	87.2%	87.5%	87.6%	87.7%	87.8%
Assisted living	86.7%	86.9%	87.0%	87.0%	86.9%
Skilled nursing facilities	77.8%	78.4%	78.8%	79.2%	79.4%
Weighted average occupancy senior living communities	85.8%	86.0%	86.2%	86.2%	86.3%
MOBs (3)	96.4%	96.0%	96.4%	96.2%	95.9%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%
Tenant / Managed Properties:					
Five Star Senior Living (Lease No. 1)	85.1%	85.4%	85.5%	85.5%	85.2%
Five Star Senior Living (Lease No. 2)	81.5%	81.9%	82.1%	82.1%	82.2%
Five Star Senior Living (Lease No. 3)	84.9%	85.2%	85.5%	86.0%	86.6%
Five Star Senior Living (Lease No. 4)	88.2%	88.2%	88.0%	87.8%	87.7%
Weighted average occupancy Five Star Senior Living	84.3%	84.6%	84.7%	84.8%	84.8%
Sunrise Senior Living / Marriott (4)	90.6%	91.4%	92.2%	92.5%	92.5%
Brookdale Senior Living	89.3%	90.9%	92.5%	93.7%	94.4%
13 private senior living companies (combined)	86.3%	86.3%	85.7%	85.0%	85.2%
Weighted average occupancy triple net leased senior living communities	85.1%	85.4%	85.6%	85.6%	85.7%
Managed senior living communities (5)	87.9%	88.0%	88.2%	88.3%	88.5%
Weighted average occupancy senior living communities	85.8%	86.0%	86.2%	86.2%	86.3%
MOBs (3)	96.4%	96.0%	96.4%	96.2%	95.9%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%

(1) Excludes properties classified in discontinued operations as well as properties that were sold during the periods presented.
(2) Operating data for multi-tenant MOBs are presented as of the end of the period shown; operating data for other tenants are presented for the twelve month period ended on the dates shown, or the most recent prior twelve month period for which tenant and manager operating results are available to us.
(3) MOB occupancy data is as of quarter end and includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants. MOB occupancy as of March 31, 2016 was 95.8%.
(4) Marriott guarantees the lessee's obligations under these leases.
(5) These senior living communities are managed by Five Star and another third party private operator and include properties leased to our TRSs. The occupancy for the twelve month period ended or, if shorter, from the dates of acquisitions through, March 31, 2016, was 87.7%.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for periods prior to our ownership of certain properties.


SNH

RENT COVERAGE BY TENANT (TRIPLE NET LEASED SENIOR LIVING COMMUNITIES AND WELLNESS CENTERS) (1)

	For the Twelve Months Ended				
Tenant	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Five Star Senior Living (Lease No. 1)	1.12x	1.13x	1.14x	1.19x	1.17x
Five Star Senior Living (Lease No. 2)	1.11x	1.13x	1.12x	1.14x	1.10x
Five Star Senior Living (Lease No. 3)	1.56x	1.53x	1.52x	1.53x	1.54x
Five Star Senior Living (Lease No. 4)	1.29x	1.27x	1.23x	1.22x	1.20x
Weighted average rent coverage Five Star Senior Living	1.23x	1.23x	1.22x	1.24x	1.22x
Sunrise Senior Living / Marriott (2)	1.94x	1.98x	1.98x	2.02x	1.98x
Brookdale Senior Living	2.81x	2.77x	2.71x	2.66x	2.56x
13 private senior living companies (combined)	1.28x	1.42x	1.66x	1.98x	1.93x
Weighted average rent coverage senior living communities	1.33x	1.35x	1.35x	1.38x	1.35x
Wellness centers	1.91x	1.93x	1.94x	1.97x	2.00x
Total	1.37x	1.39x	1.39x	1.42x	1.40x

(1) Excludes properties that were sold during the periods presented.
(2) Marriott guarantees the lessee's obligations under these leases.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for periods prior to our ownership of certain properties. Rent coverage is calculated as operating cash flow from our tenants' facility operations, before subordinated charges, if any, divided by rent payable to us.


SNH

TRIPLE NET LEASED SENIOR LIVING COMMUNITIES SEGMENT - RESULTS OF OPERATIONS [1]

(dollars in thousands)

	As of and For the Three Months Ended March 31,	
	2016	2015
Number of Properties	231	214
Number of Units	26,114	24,016
Occupancy [2]	84.5%	85.3%
Rent Coverage [2]	1.33x	1.33x
Rental Income	$ 65,308	$ 55,251
NOI [3]	$ 64,945	$ 55,251
Cash Basis NOI [3]	$ 63,773	$ 55,199
NOI % change	17.5%	--
Cash Basis NOI % change	15.5%	--

TRIPLE NET LEASED SENIOR LIVING COMMUNITIES SAME PROPERTY - RESULTS OF OPERATIONS [1]

(dollars in thousands)

	As of and For the Three Months Ended March 31,	
	2016 [4]	2015 [4]
Number of Properties	211	211
Number of Units	23,824	23,824
Occupancy [2]	84.8%	85.7%
Rent Coverage [2]	1.35x	1.35x
Rental Income	$ 55,886	$ 54,994
NOI [3]	$ 55,886	$ 54,994
Cash Basis NOI [3]	$ 55,795	$ 54,942
NOI % change	1.6%	--
Cash Basis NOI % change	1.6%	--

(1) Includes independent and assisted living communities and skilled nursing facilities.

(2) All tenant operating data presented are based upon the operating results provided by our tenants for the 12 months ended December 31, 2015 and 2014 or for the most recent prior period for which tenant operating results are available to us. Rent coverage is calculated as operating cash flow from our triple net lease tenants' operations of our properties, before subordinated charges, if any, divided by triple net lease minimum rents payable to us. We have not independently verified our tenants' operating data. The table excludes data for periods prior to our ownership of some of these properties.

(3) See Exhibits A-1, A-2 and A-3 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as a calculation and reconciliation of same property NOI and same property cash basis NOI by segment from consolidated NOI by segment.

(4) Consists of triple net leased senior living communities owned continuously since January 1, 2015.


SNH

MANAGED SENIOR LIVING COMMUNITIES SEGMENT - RESULTS OF OPERATIONS

(dollars in thousands, except average monthly rate)

	As of and For the Three Months Ended March 31,	
	2016	2015
Number of Properties [(1)]	65	46
Number of Units [(1)]	8,535	7,290
Occupancy	87.5%	88.0%
Average Monthly Rate	$ 4,274	$ 4,300
Average Monthly Rate % Growth	(0.6%)	--
Residents Fees and Services	$ 96,954	$ 82,793
Property Operating Expenses	(72,178)	(62,403)
NOI [(2)]	$ 24,776	$ 20,390
NOI Margin % [(3)]	25.6%	24.6%
NOI % Change	21.5%	--

MANAGED SENIOR LIVING COMMUNITIES SAME PROPERTY - RESULTS OF OPERATIONS

(dollars in thousands, except average monthly rate)

	As of and For the Three Months Ended March 31,	
	2016 [(4)]	2015 [(4)]
Number of Properties	46	46
Number of Units	7,290	7,290
Occupancy	87.1%	88.0%
Average Monthly Rate	$ 4,353	$ 4,300
Average Monthly Rate % Growth	1.2%	--
Residents Fees and Services	$ 83,472	$ 82,793
Property Operating Expenses	(62,411)	(62,403)
NOI [(2)]	$ 21,061	$ 20,390
NOI Margin % [(3)]	25.2%	24.6%
NOI % Change	3.3%	--

(1) Includes only those managed senior living communities owned in the periods presented.
(2) See Exhibits A-1, A-2 and A-3 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as a calculation and reconciliation of same property NOI and same property cash basis NOI by segment from consolidated NOI by segment.
(3) NOI margin % is defined as NOI as a percentage of residents fees and services.
(4) Consists of managed senior living communities owned continuously since January 1, 2015.


SNH

MOB PORTFOLIO SEGMENT - RESULTS OF OPERATIONS [1]

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended March 31,	
	2016	2015
Number of Properties	122	121
Number of Buildings	148	145
Square Feet [2]	11,444	11,312
Occupancy [3]	95.8%	96.2%
Rental Income [4]	$ 91,582	$ 86,001
NOI [5]	$ 66,174	$ 62,610
Cash Basis NOI [5]	$ 61,482	$ 58,042
NOI Margin % [6]	72.3%	72.8%
Cash Basis NOI Margin % [7]	70.6%	71.3%
NOI % Change	5.7%	--
Cash Basis NOI % Change	5.9%	--

MOB PORTFOLIO SAME PROPERTY - RESULTS OF OPERATIONS [1]

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended March 31,	
	2016 [8]	2015 [8]
Number of Properties	98	98
Number of Buildings	122	122
Square Feet [2]	9,146	9,142
Occupancy [3]	94.8%	95.3%
Rental Income [4]	$ 80,698	$ 78,942
NOI [5]	$ 57,338	$ 56,679
Cash Basis NOI [5]	$ 53,386	$ 52,631
NOI Margin % [6]	71.1%	71.8%
Cash Basis NOI Margin % [7]	69.4%	70.3%
NOI % Change	1.2%	--
Cash Basis NOI % Change	1.4%	--

(1) Excludes properties classified in discontinued operations.
(2) Prior periods exclude space remeasurements made subsequent to those periods.
(3) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.
(4) Includes some triple net lease rental income.
(5) See Exhibits A-1, A-2 and A-3 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as a calculation and reconciliation of same property NOI and same property cash basis NOI by segment.
(6) NOI margin % is defined as NOI as a percentage of rental income.
(7) Cash basis NOI margin % is defined as cash basis NOI as a percentage of cash basis rental income. Cash basis rental income excludes non-cash straight line rent adjustments, lease value amortization and lease termination fees, if any.
(8) Consists of MOBs owned continuously since January 1, 2015.


SNH

MOB LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)



	As of and For the Three Months Ended [1]				
	3/31/2016	12/31/2015	9/30/2015	6/30/2015	3/31/2015
Properties	122	121	121	121	121
Buildings	148	145	145	145	145
Total sq. ft. [2]	11,444	11,316	11,315	11,315	11,312
Occupancy [3]	95.8%	96.4%	96.0%	96.4%	96.2%
Leasing Activity (sq. ft.):					
New leases	34	115	10	115	30
Renewals	309	99	144	171	349
Total	343	214	154	286	379
Rent Rate on New and Renewed Leases					
New leases	$ 27.59	$ 27.72	$ 26.49	$ 29.96	$ 27.63
Renewals	$ 14.00	$ 20.34	$ 23.02	$ 36.06	$ 19.85
Average net annual rent	$ 15.34	$ 24.31	$ 23.24	$ 33.61	$ 20.47
Leasing Costs and Concession Commitments [4]:					
New leases	$ 804	$ 9,021	$ 537	$ 5,312	$ 775
Renewals	2,058	1,266	2,290	2,581	3,814
Total	$ 2,862	$ 10,287	$ 2,827	$ 7,893	$ 4,589
Leasing Costs and Concession Commitments per Sq. Ft. [4]:					
New leases	$ 23.78	$ 78.25	$ 55.90	$ 46.42	$ 25.63
Renewals	$ 6.66	$ 12.79	$ 15.89	$ 15.08	$ 10.94
All new and renewed leases	$ 8.35	$ 48.02	$ 18.40	$ 27.63	$ 12.11
Weighted Average Lease Term by Sq. Ft. (years) [5]:					
New leases	5.0	13.4	9.6	8.7	6.1
Renewals	6.5	7.0	6.1	13.2	3.7
All new and renewed leases	6.2	10.9	6.3	11.6	3.9
Leasing Costs and Concession Commitments per Sq. Ft. per Year [4]:					
New leases	$ 4.80	$ 5.84	$ 5.84	$ 5.32	$ 4.17
Renewals	$ 1.03	$ 1.83	$ 2.61	$ 1.14	$ 2.97
All new and renewed leases	$ 1.34	$ 4.40	$ 2.90	$ 2.38	$ 3.07



(1) Excludes properties classified in discontinued operations.
(2) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.
(3) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.
(4) Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.
(5) Weighted based on annualized rental income pursuant to existing leases as of March 31, 2016, including straight line rent adjustments and estimated recurring expense reimbursements and excluding lease value amortization.

The above leasing summary is based on leases entered into during the periods indicated.


SNH

TENANTS REPRESENTING 1% OR MORE OF TOTAL RENT

(dollars in thousands)
As of March 31, 2016

	Tenant	Facility Type	Annualized Rental Income [1]	% of Annualized Rental Income [1]	Expiration
1	Five Star Senior Living	Senior living	$ 198,625	26.6%	2024 - 2032
2	Vertex Pharmaceuticals, Inc.	MOB	88,703	11.9%	2028
3	Aurora Health Care, Inc.	MOB	16,896	2.3%	2024
4	Pacifica Senior Living	Senior living	15,245	2.0%	2023
5	Sunrise Senior Living, Inc. / Marriott	Senior living	14,719	2.0%	2018
6	Cedars-Sinai Medical Center	MOB	12,105	1.6%	2016 - 2025
7	Life Time Fitness, Inc.	Wellness center	10,550	1.4%	2028
8	The Scripps Research Institute	MOB	10,158	1.4%	2019
9	Brookdale Senior Living, Inc.	Senior living	9,173	1.2%	2032
10	Medtronic, Inc.	MOB	8,054	1.1%	2017 - 2020
11	HCA Holdings, Inc.	MOB	8,005	1.1%	2016 - 2025
12	Reliant Medical Group, Inc.	MOB	7,661	1.0%	2019
13	Starmark Holdings, LLC	Wellness Center	7,490	1.0%	2023
	All Other Tenants [2]		338,325	45.4%	2016 - 2035
	Total Tenants		$ 745,709	100.0%	

(1) Annualized rental income is based on rents pursuant to existing leases as of March 31, 2016. Annualized rental income includes estimated percentage rents, straight line rent adjustments and estimated recurring expense reimbursements for certain net and modified gross leases; excludes lease value amortization at certain of the MOBs and wellness centers.

(2) Includes NOI (three months ended March 31, 2016, annualized) from our managed senior living communities.


SNH

PORTFOLIO LEASE EXPIRATION SCHEDULE



(dollars in thousands)
As of March 31, 2016



	Annualized Rental Income [1]					
Year	Senior Living Communities [2]	MOBs	Wellness Centers	Total	Percent of Total Annualized Rental Income Expiring	Cumulative Percentage of Annualized Rental Income Expiring
2016 [3]	$ 974	$ 21,133	$ -	$ 22,107	3.0%	3.0%
2017	-	28,314	-	28,314	3.8%	6.8%
2018	14,719	25,676	-	40,395	5.4%	12.2%
2019	590	39,046	-	39,636	5.3%	17.5%
2020	-	29,822	-	29,822	4.0%	21.5%
2021	1,424	9,923	-	11,347	1.5%	23.0%
2022	-	12,427	-	12,427	1.7%	24.7%
2023	16,839	9,715	7,490	34,044	4.6%	29.3%
2024	68,678	36,101	-	104,779	14.1%	43.4%
Thereafter [4]	267,711	144,577	10,550	422,838	56.6%	100.0%
Total	$ 370,935	$ 356,734	$ 18,040	$ 745,709	100.0%	

Average remaining lease term for all properties (weighted by annualized rental income): 9.9 years

	Number of Living Units / Beds or Square Feet with Leases Expiring							
	Living Units / Beds			Square Feet				
Year	Senior Living Communities (Units / Beds) [3]	Percent of Total Living Units / Beds Expiring	Cumulative Percentage of Total Living Units / Beds Expiring	MOBs (Square Feet)	Wellness Centers (Square Feet)	Total Square Feet	Percent of Total Square Feet Expiring	Cumulative Percent of Total Square Feet Expiring
2016 [3]	140	0.4%	0.4%	640,234	-	640,234	5.4%	5.4%
2017	-	0.0%	0.4%	1,041,651	-	1,041,651	8.8%	14.2%
2018	1,619	4.7%	5.1%	879,038	-	879,038	7.5%	21.7%
2019	175	0.5%	5.6%	1,255,205	-	1,255,205	10.7%	32.4%
2020	-	0.0%	5.6%	1,419,674	-	1,419,674	12.1%	44.5%
2021	361	1.0%	6.6%	369,099	-	369,099	3.1%	47.6%
2022	-	0.0%	6.6%	482,201	-	482,201	4.1%	51.7%
2023	894	2.6%	9.2%	725,745	354,000	1,079,745	9.2%	60.9%
2024	6,561	18.9%	28.1%	1,379,412	-	1,379,412	11.7%	72.6%
Thereafter [4]	24,899	71.9%	100.0%	2,775,173	458,000	3,233,173	27.4%	100.0%
Total	34,649	100.0%		10,967,432	812,000	11,779,432	100.0%	

(1) Annualized rental income is based on rents pursuant to existing leases as of March 31, 2016. Annualized rental income includes estimated percentage rents, straight line rent adjustments and estimated recurring expense reimbursements for certain net and modified gross leases; excludes lease value amortization at certain of the MOBs and wellness centers; and includes NOI (three months ended March 31, 2016, annualized) from our managed senior living communities.
(2) Includes leased and managed independent living communities, assisted living communities, continuing care retirement communities and SNFs. Includes NOI (three months ended March 31, 2016, annualized) from our managed senior living communities.
(3) Senior living annualized rental income and number of living units / beds expiring in 2016 consists of one SNF where the tenant's lease expired on December 31, 2015. This community is classified as held for sale as of March 31, 2016, and the tenant continues to occupy this community and is obligated by the lease in effect at December 31, 2015, including the payment of rent.
(4) Includes 8,535 living units leased to our TRSs.


Bozeman Lodge, Bozeman, MT
Assisted Living Facility
Operator: Radiant Senior Living
Living Units: 131

EXHIBITS

SNH

EXHIBIT A-1

CALCULATION AND RECONCILIATION OF NET OPERATING INCOME (NOI) AND CASH BASIS NOI [1]

(amounts appearing in the table below are in thousands)

	For the Three Months Ended				
	3/31/2016	12/31/2015	9/30/2015	6/30/2015	3/31/2015
Calculation of NOI and Cash Basis NOI[2]:					
Revenues:					
Rental income	$ 161,421	$ 170,706	$ 158,863	$ 155,546	$ 145,784
Residents fees and services	96,954	96,813	96,412	91,856	82,793
Total revenues	258,375	267,519	255,275	247,402	228,577
Property operating expenses	(97,949)	(101,266)	(96,927)	(93,592)	(85,794)
Property net operating income (NOI):	160,426	166,253	158,348	153,810	142,783
Non-cash straight line rent adjustments	(4,561)	(4,300)	(5,040)	(5,190)	(3,509)
Lease value amortization	(1,254)	(599)	(1,084)	(1,179)	(1,198)
Lease termination fee amortization	(42)	(127)	(244)	(163)	(105)
Non-cash amortization included in property operating expenses [3]	(199)	(199)	(204)	-	-
Cash Basis NOI	$ 154,370	$ 161,028	$ 151,776	$ 147,278	$ 137,971
Reconciliation of Cash Basis NOI to Net Income:					
Cash Basis NOI	$ 154,370	$ 161,028	$ 151,776	$ 147,278	$ 137,971
Non-cash straight line rent adjustments	4,561	4,300	5,040	5,190	3,509
Lease value amortization	1,254	599	1,084	1,179	1,198
Lease termination fee amortization	42	127	244	163	105
Non-cash amortization included in property operating expenses [3]	199	199	204	-	-
Property NOI	160,426	166,253	158,348	153,810	142,783
Depreciation expense	(71,223)	(71,549)	(70,016)	(62,511)	(53,707)
General and administrative expense	(10,863)	(10,266)	(10,316)	(11,674)	(10,574)
Acquisition related costs	(439)	(337)	(742)	(4,617)	(1,158)
Impairment of assets	(7,390)	(292)	98	-	-
Operating income	70,511	83,809	77,372	75,008	77,344
Dividend income	-	2,773	-	-	-
Interest and other income	64	106	57	142	75
Interest expense	(39,280)	(38,043)	(38,989)	(37,907)	(35,942)
Loss on distribution to common shareholders of RMR common stock [4]	-	(38,437)	-	-	-
Loss on early extinguishment of debt	(6)	(425)	(21)	(39)	(1,409)
Income before income tax expense and equity in earnings (losses) of an investee	31,289	9,783	38,419	37,204	40,068
Income tax expense	(94)	(189)	(146)	(129)	(110)
Equity in earnings (losses) of an investee	77	(50)	(24)	23	72
Income from continuing operations	31,272	9,544	38,249	37,098	40,030
Discontinued operations					
Loss from discontinued operations	-	-	-	(109)	(241)
Impairment of assets from discontinued operations	-	-	-	(602)	-
Net income	$ 31,272	$ 9,544	$ 38,249	$ 36,387	$ 39,789

(1) See Exhibit D for a definition of NOI and Cash Basis NOI, reasons why management believes they are appropriate supplemental measures and any additional purposes for which management uses these measures.
(2) Excludes properties classified in discontinued operations.
(3) We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR common stock in June 2015. A portion of this liability is being amortized on a straight line basis through December 31, 2035 as a reduction to property management fees, which are included in property operating expenses.
(4) Amount represents a non-cash loss recorded as a result of the closing price of RMR common stock being lower than our carrying amount per share on the day we distributed RMR common stock to our shareholders.


SNH

EXHIBIT A-2

CONSOLIDATED NET OPERATING INCOME (NOI) AND CASH BASIS NOI (1) (2)

(dollars in thousands)

	As of and For the Three Months Ended		
	3/31/2016	3/31/2015	% Change
NOI:			
Triple Net Leased Senior Living Communities (3)	$ 64,945	$ 55,251	17.5%
Managed Senior Living Communities (4)	24,776	20,390	21.5%
MOB Portfolio (5)	66,174	62,610	5.7%
Non-Segment (6)	4,531	4,532	0.0%
Total	$ 160,426	$ 142,783	12.4%
Cash Basis NOI:			
Triple Net Leased Senior Living Communities (3)	$ 63,773	$ 55,199	15.5%
Managed Senior Living Communities (4)	24,776	20,390	21.5%
MOB Portfolio (5)	61,482	58,042	5.9%
Non-Segment (6)	4,339	4,340	0.0%
Total	$ 154,370	$ 137,971	11.9%

SAME PROPERTY NOI AND CASH BASIS NOI (1) (2)

(dollars in thousands)

	As of and For the Three Months Ended (7)		
	3/31/2016	3/31/2015	% Change
NOI:			
Triple Net Leased Senior Living Communities (3)	$ 55,886	$ 54,994	1.6%
Managed Senior Living Communities (4)	21,061	20,390	3.3%
MOB Portfolio (5)	57,338	56,679	1.2%
Non-Segment (6)	4,531	4,532	0.0%
Total	$ 138,816	$ 136,595	1.6%
Cash Basis NOI:			
Triple Net Leased Senior Living Communities (3)	$ 55,795	$ 54,942	1.6%
Managed Senior Living Communities (4)	21,061	20,390	3.3%
MOB Portfolio (5)	53,386	52,631	1.4%
Non-Segment (6)	4,339	4,340	0.0%
Total	$ 134,581	$ 132,303	1.7%

(1) See Exhibits A-1 and A-3 and for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as a calculation and reconciliation of same property NOI and same property cash basis NOI by segment from consolidated NOI by segment.
(2) Excludes properties classified in discontinued operations.
(3) Includes triple net senior living communities that provide short term and long term residential care and dining services for residents.
(4) Includes managed senior living communities that provide short term and long term residential care and dining services for residents.
(5) Includes properties leased to MOBs.
(6) Includes the operating results of certain properties that offer wellness, fitness and spa services to members.
(7) Consists of properties owned continuously since January 1, 2015.


SNH

EXHIBIT A-3

Calculation and Reconciliation of Net Operating Income (NOI), Cash Basis NOI, Same Property NOI and Same Property Cash Basis NOI by Segment [1]

(dollars appearing in the table below are in thousands)

	For the Three Months Ended March 31, 2016				
Calculation of NOI and Cash Basis NOI:	Triple Net Leased Senior Living Communities [2]	Managed Senior Living Communities [3]	MOBs [4]	Non-Segment [5]	Total
Rental income / residents fees and services	$ 65,308	$ 96,954	$ 91,582	$ 4,531	$ 258,375
Property operating expenses	(363)	(72,178)	(25,408)	-	(97,949)
Property net operating income (NOI)	$ 64,945	$ 24,776	$ 66,174	$ 4,531	$ 160,426
NOI change	17.5%	21.5%	5.7%	--	12.4%
Property NOI	$ 64,945	$ 24,776	$ 66,174	$ 4,531	$ 160,426
Less:					
Non-cash straight line rent adjustments	1,172	-	3,252	137	4,561
Lease value amortization	-	-	1,199	55	1,254
Lease termination fee amortization	-	-	42	-	42
Non-cash amortization included in property operating expenses [6]	-	-	199	-	199
Cash Basis NOI	$ 63,773	$ 24,776	$ 61,482	$ 4,339	$ 154,370
Cash Basis NOI change	15.5%	21.5%	5.9%	--	11.9%
Reconciliation of NOI to Same Property NOI:					
Property NOI	$ 64,945	$ 24,776	$ 66,174	$ 4,531	$ 160,426
Less:					
NOI not included in same property	9,059	3,715	8,836	-	21,610
Same property NOI [7]	$ 55,886	$ 21,061	$ 57,338	$ 4,531	$ 138,816
Same property NOI change	1.6%	3.3%	1.2%	--	1.6%
Reconciliation of Same Property NOI to Same Property Cash Basis NOI:					
Same property NOI [7]	$ 55,886	$ 21,061	$ 57,338	$ 4,531	$ 138,816
Less:					
Non-cash straight line rent adjustments	91	-	2,565	137	2,793
Lease value amortization	-	-	1,169	55	1,224
Lease termination fee amortization	-	-	42	-	42
Non-cash amortization included in property operating expenses [6]	-	-	176	-	176
Same property cash basis NOI [7]	$ 55,795	$ 21,061	$ 53,386	$ 4,339	$ 134,581
Same property cash basis NOI change	1.6%	3.3%	1.4%	--	1.7%

	For the Three Months Ended March 31, 2015				
Calculation of NOI and Cash Basis NOI:	Triple Net Leased Senior Living Communities [2]	Managed Senior Living Communities [3]	MOBs [4]	Non-Segment [5]	Total
Rental income / residents fees and services	$ 55,251	$ 82,793	$ 86,001	$ 4,532	$ 228,577
Property operating expenses	-	(62,403)	(23,391)	-	(85,794)
Property net operating income (NOI)	$ 55,251	$ 20,390	$ 62,610	$ 4,532	$ 142,783
NOI change	--	--	--	--	--
Property NOI	$ 55,251	$ 20,390	$ 62,610	$ 4,532	$ 142,783
Less:					
Non-cash straight line rent adjustments	52	-	3,320	137	3,509
Lease value amortization	-	-	1,143	55	1,198
Lease termination fee amortization	-	-	105	-	105
Non-cash amortization included in property operating expenses [6]	-	-	-	-	-
Cash Basis NOI	$ 55,199	$ 20,390	$ 58,042	$ 4,340	$ 137,971
Cash Basis NOI change	--	--	--	--	--
Reconciliation of NOI to Same Property NOI:					
Property NOI	$ 55,251	$ 20,390	$ 62,610	$ 4,532	$ 142,783
Less:					
NOI not included in same property	257	-	5,931	-	6,188
Same property NOI [7]	$ 54,994	$ 20,390	$ 56,679	$ 4,532	$ 136,595
Same property NOI change	--	--	--	--	--
Reconciliation of Same Property NOI to Same Property Cash Basis NOI:					
Same property NOI [7]	$ 54,994	$ 20,390	$ 56,679	$ 4,532	$ 136,595
Less:					
Non-cash straight line rent adjustments	52	-	2,793	137	2,982
Lease value amortization	-	-	1,150	55	1,205
Lease termination fee amortization	-	-	105	-	105
Non-cash amortization included in property operating expenses [6]	-	-	-	-	-
Same property cash basis NOI [7]	$ 54,942	$ 20,390	$ 52,631	$ 4,340	$ 132,303
Same property cash basis NOI change	--	--	--	--	--

(1) See Exhibit A-1 for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP, as well as Exhibit D for a definition of NOI and Cash Basis NOI, reasons why management believes they are appropriate supplemental measures and any additional purposes for which management uses these measures. Excludes properties classified in discontinued operations.
(2) Includes triple net leased senior living communities that provide short term and long term residential care and other services for residents.
(3) Includes managed senior living communities that provide short term and long term residential care and other services for residents.
(4) Includes properties leased to MOBs.
(5) Includes the operating results of certain properties that offer wellness, fitness and spa services to members.
(6) We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR common stock in June 2015. A portion of this liability is being amortized on a straight line basis through December 31, 2035 as a reduction to property management fees, which are included in property operating expenses.
(7) Consists of properties owned continuously since January 1, 2015.

SNH

EXHIBIT B

CALCULATION AND RECONCILIATION OF EBITDA AND ADJUSTED EBITDA [1]

(amounts appearing in the table below are in thousands)

	For the Three Months Ended				
	3/31/2016	12/31/2015	9/30/2015	6/30/2015	3/31/2015
Net income	$ 31,272	$ 9,544	$ 38,249	$ 36,387	$ 39,789
Interest expense	39,280	38,043	38,989	37,907	35,942
Income tax expense	94	189	146	129	110
Depreciation expense from continuing operations	71,223	71,549	70,016	62,511	53,707
EBITDA	141,869	119,325	147,400	136,934	129,548
General and administrative expense paid in common shares [2]	518	226	239	1,119	1,290
Acquisition related costs from continuing operations	439	337	742	4,617	1,158
Impairment of assets from continuing operations	7,390	292	(98)	-	-
Loss on distribution to common shareholders of RMR common stock [3]	-	38,437	-	-	-
Loss on early extinguishment of debt from continuing operations	6	425	21	39	1,409
Impairment of assets from discontinued operations	-	-	-	602	-
Estimated percentage rent adjustment [4]	2,600	(7,600)	2,500	2,600	2,500
Adjusted EBITDA	$ 152,822	$ 151,442	$ 150,804	$ 145,911	$ 135,905

(1) See Exhibit D for a definition of EBITDA and Adjusted EBITDA and reasons why management believes they are appropriate supplemental measures.

(2) Amounts represent the portion of business management fees that were payable in our common shares as well as equity based compensation for our trustees, officers and certain other employees of RMR LLC. Beginning June 1, 2015, all business management fees are paid in cash.

(3) Amount represents a non-cash loss recorded as a result of the closing price of RMR common stock being lower than our carrying amount per share on the day we distributed RMR common stock to our shareholders.

(4) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the full year in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimates of these amounts in our calculation of Adjusted EBITDA for each quarter of the year. The fourth quarter Adjusted EBITDA calculation includes an adjustment to exclude the amounts included in Adjusted EBITDA during the first three quarters.


SNH

EXHIBIT C

CALCULATION AND RECONCILIATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO [1]

(amounts appearing in the table below are in thousands, except per share data)

	For the Three Months Ended				
	3/31/2016	12/31/2015	9/30/2015	6/30/2015	3/31/2015
Net income	$ 31,272	$ 9,544	$ 38,249	$ 36,387	$ 39,789
Depreciation expense from continuing operations	71,223	71,549	70,016	62,511	53,707
Impairment of assets from continuing operations	7,390	292	(98)	-	-
Impairment of assets from discontinued operations	-	-	-	602	-
FFO	109,885	81,385	108,167	99,500	93,496
Acquisition related costs	439	337	742	4,617	1,158
Loss on distribution to common shareholders of RMR common stock [2]	-	38,437	-	-	-
Loss on early extinguishment of debt	6	425	21	39	1,409
Estimated percentage rent adjustment [3]	2,600	(7,600)	2,500	2,600	2,500
Normalized FFO	$ 112,930	$ 112,984	$111,430	$ 106,756	$ 98,563
Weighted average common shares outstanding (basic)	237,315	237,313	237,263	235,549	221,375
Weighted average common shares outstanding (diluted)	237,329	237,320	237,293	235,592	221,397
FFO per common share (basic and diluted)	$ 0.46	$ 0.34	$ 0.46	$ 0.42	$ 0.42
Normalized FFO per common share (basic and diluted)	$ 0.48	$ 0.48	$ 0.47	$ 0.45	$ 0.45

(1) See Exhibit D for a definition of FFO and Normalized FFO, reasons why management believes they are appropriate supplemental measures and any additional purposes for which management uses these measures.

(2) Amounts represent a non-cash loss recorded as a result of the closing price of RMR common stock being lower than our carrying amount per share on the day we distributed RMR common stock to our shareholders.

(3) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the full year in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimates of these amounts in our calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation includes an adjustment to exclude the amounts included in Normalized FFO during the first three quarters.


SNH

EXHIBIT D

DEFINITIONS OF CERTAIN NON-GAAP FINANCIAL MEASURES



NOI and Cash Basis NOI

The calculations of NOI and Cash Basis NOI exclude certain components of net income in order to provide results that are more closely related to our property level results of operations. We calculate NOI and Cash Basis NOI as shown in Exhibit A-1. We define NOI as income from our real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We define Cash Basis NOI as NOI excluding non-cash straight line rent adjustments, lease value amortization, lease termination fee amortization, if any, and non-cash amortization included in property operating expenses. We consider NOI and Cash Basis NOI to be appropriate supplemental measures to net income because they may help both investors and management to understand the operations of our properties. We use NOI and Cash Basis NOI internally to evaluate individual and company wide property level performance, and we believe that NOI and Cash Basis NOI provide useful information to investors regarding our results of operations because these measures reflect only those income and expense items that are generated and incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. NOI and Cash Basis NOI do not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, operating income or cash flow from operating activities determined in accordance with GAAP or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our activities. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI and Cash Basis NOI differently than we do.

EBITDA and Adjusted EBITDA

We calculate EBITDA and Adjusted EBITDA as shown in Exhibit B. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our activities. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

FFO and Normalized FFO

We calculate FFO and Normalized FFO as shown in Exhibit C. FFO is calculated on the basis defined by the National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding any gain or loss on sale of properties and impairment of real estate assets, plus real estate depreciation and amortization, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include estimated percentage rent in the period to which we estimate that it relates rather than when it is recognized as income in accordance with GAAP, we include business management incentive fees, if any, only in the fourth quarter versus the quarter when they are recognized as expense in accordance with GAAP and we exclude acquisition related costs, loss on distribution to common shareholders of RMR common stock and gains and losses on early extinguishment of debt, if any. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our qualification for taxation as a REIT, limitations in our revolving credit facility and term loan agreements and our public debt covenants, the availability to us of debt and equity capital, our expectation of our future capital requirements and operating performance and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities determined in accordance with GAAP or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our activities. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.